Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

September 18, 2020

Irene Barberena-Meissner, Esq.

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Principal Solar, Inc. Offering Statement on Form 1-A Filed June 29, 2020 File No. 024-11253

Dear Ms. Barberena-Meissner,

On behalf of Principal Solar, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 26, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A

Management, page 37

1. Please provide the disclosure required by Item 10(c) of Part II of Form 1-A for Mr. Toussaint, including his principal occupations and employment during the past five years and the principal business of any corporation or other organization in which such occupations and employment were carried on.

We have revised this section of the Offering Circular as follows:

Mr. Toussaint currently serves as the Chief Executive Officer (CEO), Interim Chief Financial Officer (CFO) and member of the Board of Directors of Principal Solar, Inc. He has held these positions since July of 2018. Mr. Toussaint has served as a member of the Board of Directors and Audit Committee Chairman of NASDAQ listed China Xiangtai Food Co., Ltd from August 2020 to the present. China Xiangtai Food Co., Ltd. is primarily engaged in the processing of food products. Mr. Toussaint previously served as CEO and member of the Board of Directors of NASDAQ listed Myos Rens Technology Inc. from December 2015 until December 2016. Myos Rens Technology Inc. is a Bio-Nutrition and Bio-Therapeutics company focused on the development and commercialization of products that improve muscle health and reduce frailty. From July 2015 to September 2015, Mr. Toussaint served as interim president of VGTel, Inc. At the time of Mr. Toussaint’s employment, VGTel, Inc., was a multi-platform company offering products and support in the entertainment industry and focused on growing and building business units through investments and acquisitions.

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Index to Financial Statements, page F-1

2. We note that you published a quarterly report for the period ended March 31, 2020 online, but have not made corresponding updates to this subsequently filed Form 1-A. Please update your Form 1-A with these financial statements or explain why they do not need to be included. See Rule 252(a) of Regulation A, which requires that the offering statement contain "any other material information necessary to make the required statements [contained in the offering statement], in light of the circumstances under which they are made, not misleading."

The Company has now made the updates to the Offering Circular. We have also added the March 31, 2020 financial statement to the Offering Circular.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares

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